EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

For the years ended December 31,	2012		2011		2010	2009	2008
Income from continuing operations	$4,635	(a)	$6,640		$4,641	$3,202	$7,299
Subtract:
Net income attributable to noncontrolling interest	—		—		(72)	(51)	(116)
Adjusted income from equity investments (b)	163		(33)		(60)	(88)	(84)
	4,798		6,607		4,509	3,063	7,099
Add:
Provision for taxes on income (other than foreign oil and gas taxes)	708		1,795		1,099	695	2,213
Interest and debt expense	130		135	(c)	116	140	133
Portion of lease rentals representative of the interest factor	59		60		57	57	58
	897		1,990		1,272	892	2,404
Earnings before fixed charges	$5,695		$8,597		$5,781	$3,955	$9,503
Fixed charges:
Interest and debt expense including capitalized interest	$254		$221	(c)	$203	$218	$201
Portion of lease rentals representative of the interest factor	59		60		57	57	58
Total fixed charges	$313		$281		$260	$275	$259
Ratio of earnings to fixed charges	18.19		30.59		22.23	14.38	36.69
Note:  Argentine operations have been reflected as discontinued operations for all periods.

(a)	Includes after-tax charges of $1.1 billion for the impairment of domestic gas assets and related items.
(b)	Represent adjustments to arrive at distributed income of equity investees.
(c)	Excludes a pre-tax charge of $163 million for the early redemption of debt.